(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

000-30939
(Commission File Number)
For Period Ended: March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ACTIVE POWER, INC.
Full Name of Registrant

N/A
Former Name if Applicable

2128 W. Braker Lane, BK 12
Address of Principal Executive Office (Street and Number)

Austin, Texas 78758
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Active Power, Inc. (the “Company”) is not able to timely file its Quarterly Report on Form 10-Q that complies with the SEC’s rules because the previously announced internal review of the Company’s historical stock option grants and related procedures and accounting has only recently been completed. The Company has previously announced that it expects to record additional material stock-based compensation expense as a result of the findings of the internal review and that it will be restating its historical financial statements. All of the Company’s financial and accounting resources have been dedicated to completing and filing the Company’s Annual Report on Form 10-K for the year ended December 31, 2006. The Company is continuing to finalize such report and intends to restate the annual and quarterly consolidated financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2006. The Annual Report on Form 10-K for the year ended December 31, 2006 will be filed prior to the filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007. As soon as the Annual Report on 10-K has been completed, the Company will be able to finalize its work on the Quarterly Report on Form 10-Q and file it shortly thereafter. The Company currently anticipates that it will be able to file the Quarterly Report on Form 10-Q on or before the fifth calendar day following May 10, 2007.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John K. Penver, Chief Financial Officer	(512)	836-6464
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☐ Yes ☒ No

Annual Report on Form 10-K for the year ended December 31, 2006

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

All statements in this Form 12b-25, other than statements of historical fact are forward looking statements that are subject to risks and uncertainties that could cause such statements to differ materially from actual future events or results. Such forward looking statements are generally, but not necessarily, accompanied by words such as “plan,” “if,” “estimate,” “expect,” “believe,” “could,” “would,” “anticipate,” “may,” or other words that convey uncertainty of future events or outcomes. Specific examples of forward looking statements in this Form 12b-25 include, but are not limited to, statements concerning; specific periods for which restatement or adjustment of the Company’s previously issued financial statements or disclosures may be required; the size or effect of additional charges or liabilities arising out of related to any issues that may be identified in other investigations arising out of or related to the Special Committee’s internal investigation, if any; the length of time it may take for the Special Committee to complete its investigation; and the length of time it may take for the Company to file its Annual Report on Form 10-K for the year ended December 31, 2006 or to file its quarterly report on Form 10-Q for the three-month period ended March 31, 2007. These forward looking statements and other statements made elsewhere in this Form 12b-25 are made in reliance, in part, on the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on current information and expectations, and involve a number of risks and uncertainties. Actual results may differ materially from those projected in such forward looking statements due to various factors, including but not limited to, inability to accurately predict revenue and budget for expenses for future periods; fluctuations in revenue and operating results; overall market performance; potential for significant losses to continue decreases and/or delays in capital spending; limited product offerings; inability to expand and integrate new distribution channels; inability to manage new and existing product distribution relationships; dependence on the Company’s relationship with Caterpillar®; competition; delays in research and development; dependence on sole or limited source suppliers; inability to increase product sales; inventory risks; dependence upon key personnel; inability to protect the Company’s intellectual property rights; potential future acquisitions; volatility of the Company’s stock price regardless of the Company’s actual financial performance; ability to successfully prosecute and defend any future litigation; additional issued identified by the Company arising out of or related to the Special Committee’s investigation into the Company’s historical stock option grants and related procedures and accounting; impact of additional tax liabilities that have not yet been estimated; future rule-making, regulatory or enforcement actions, pronouncements or guidance by the SEC, PCAOB, NASDAQ or other regulatory agencies; and other factors detailed in the Company’s filings with the Securities and Exchange Commission. Any one of these factors may cause the Company’s actual financial results to differ materially from its projected results. The forward looking statements in this Form 12b-25 speak only as of the date they are made. The Company undertakes no obligation to revise or update publicly any forward looking statement for any reason, including forward looking statements made herein relating to the nature and scope of the Special Committee’s ongoing internal investigation, the preliminary conclusions reached by the Company, its management, the Board of Directors, the Audit Committee or the Special Committee and the size or effect of previously unrecorded stock based compensation charges. Readers are referred to the Company’s Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings which discuss the foregoing factors as well as other important risk factors that could affect the Company’s business, results of operations and financial condition.

ACTIVE POWER, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 10, 2007	By	/s/ John K. Penver
John K. Penver
Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).